

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

April 29, 2009

Gregory Rufus
Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street
Suite 3710
Cleveland, OH  44114

> Re:    TransDigm Group Incorporated
>          Form 10-K:  For the fiscal year ended September 30, 2008
>          Schedule 14A:  For the period ended January 16, 2009
>          Commission file number:  01-32833

Dear Mr. Rufus:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief